

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

July 31, 2008

Mr. Lou Van Vuuren
Chief Financial Officer
Great Basin Gold Ltd.
1108 - 1030 West Georgia Street
Vancouver BC, V6E 2Y3
Canada

> **Re:** **Great Basin Gold Ltd.**
> **Form 40-F for Fiscal Year Ended December 31, 2007**
> **Filed April 1, 2008**
> **File No. 001-31729**

Dear Mr. Van Vuuren:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2007

General

1.   We note that your EDGAR filing on Form 40-F does not include page numbers. Please ensure that you paginate future filings.

Disclosure Controls and Procedures

2.	We note your management has concluded that your disclosure controls and procedures "were effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by [you] in reports that [you] file or submit under the Exchange Act." The definition of disclosure controls and procedures in Rule 13a-15(e) of the Exchange Act also includes "controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the [Exchange] Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure." Please modify your disclosure to include your determination of the effectiveness of disclosure controls and procedures, as fully defined, either by including the full definition in your disclosure or by reference to the definition in Rule 13a-15(e) of the Exchange Act. Please apply this comment to all other instances within your filing where you disclose your effectiveness determination throughout your filing.

Internal Control Over Financial Reporting

3.	We note you disclose there were no "significant changes" in your internal controls over financial reporting. Please modify your disclosure to include any and all changes in your internal control over financial reporting that occurred during the period which have materially affected, or are reasonably likely to materially affect, your control over financial reporting, regardless of the significance of the change. Please refer to General Instruction B(6)(e) of Form 40-F. Please apply this comment to all other instances within your filing where you disclose changes in your internal control over financial reporting.

Exhibits 99.1 and 99.2 – Section 302 Certifications

4.	We note that the introductory paragraph of your certifications include the title of the certifying officer (e.g. Chief Executive Officer). We also note that the first paragraph includes the period of the report (e.g. for the year ended December 31, 2007). Please modify your certifications to remove the certifying officers' titles and the period of the filing so as not to imply a limitation on the scope or period of the certification. With limited exceptions, certifications required under Exchange Act Rules 13a-14(a) should be in the exact form set forth in General Instruction B(6)(a)(1) of Form 40-F. For more information, please refer to the March 4, 2005 Staff Alert entitled "Annual Report Reminders", a copy of which can be found on the our website:

http://www.sec.gov/divisions/corpfin/cfalerts/cfalert030405.htm

Exhibit 99.6 – Consolidated Financial Statements

Auditor's Report, page 3

5.   We note that your financial statements include the amounts as of and for the year ended December 31, 2006, and that footnote 20(d) includes amounts for the period from January 1, 1998 to December 31, 2007. It does not appear that your auditor's report filed with this Form 40-F addresses all periods presented. Please amend your filing to include audit reports that cover all periods presented in your financial statements.

Consolidated Statements of Cash Flows, page 8

6.   We note you have included the line items "taxation paid" and "dividends received" as direct cash flows included in your reconciliation of net loss to cash used in operating activities. Please tell us the nature of these cash flows and your basis for including them in a statement of cash flows prepared under the indirect method.

Additionally, please tell us the nature of the investing cash flow item "cost on sale of assets" and the basis for presentation as an investing cash outflow.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief